Writer's Direct Dial: (212) 225-2122 E-Mail: rcheck@cgsh.com

October 2, 2006

Mr. John Reynolds Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	NTR Acquisition Co. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-135394 Filed August 15, 2006

Dear Mr. Reynolds:

On behalf of NTR Acquisition Co. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 27, 2006, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 2.

John Reynolds, Assistant Director, p. 2

General

1.

We note your response to comment three of our letter dated August 4, 2006 and the additional disclosure on pages 61– 63. We note that NTR Partners has agreed to reimburse you for the cost associated with dissolution and liquidation. Please revise to clarify if such agreement is evidenced by a document.

Response: The Company has revised the disclosure accordingly. For instance, please see page 61 of Amendment No. 2.

2.

In connection with your response to comment three of our letter dated August 4, 2006, we note from the additional disclosure that there are claims of creditors that “may” be in preference to claims of the stockholders. It is not clear when creditors’ claims would be subordinated to those of stockholders. Please revise to clarify. In this context, we note your disclosure on page 67 concerning Delaware law on the issue of priority between shareholders and creditors of a corporation in the event of a liquidation and dissolution.

Response: The Company has revised the disclosure accordingly. For instance, please see page 61 of Amendment No. 2.

3.

In connection with your response to comment three of our letter dated August 4, 2006, we note the disclosure that certain insiders will not be personally liable to third parties that have executed waivers or for claims arising under the indemnification of the underwriters. Please revise to clarify if those are the only two instances where such persons would not be personally liable for any amount that your trust is reduced by.

Response: The Company has revised the disclosure accordingly. Please see page 61 of Amendment No. 2.

4.

In the appropriate section, please revise to clarify if there is a material difference between an indemnification arrangement and a situation where each executive officer is included in every contract as a liable party to the contract. For instance, if they were a party to all your contracts, a creditor could directly seek remedies from your executive officers. Will they be able to do the same under the indemnification arrangement? If not, discuss the process needed to attach liability to such individuals.

Response: The personal indemnity from certain directors and officers is being given to the Company, and not to third-party claimants directly. The Company has revised the disclosure to clarify this point accordingly. Please see page 61 of Amendment No. 2.

5.	We note that the indemnification is limited to vendors and target businesses. Please revise to define the term “vendors.”

Response: The Company has revised the disclosure accordingly. Please see page 61 of Amendment No. 2.

John Reynolds, Assistant Director, p. 3

6.

We note your response to comment 10 of our letter dated August 4, 2006. We partially reissue the comment. Please revise to clarify if you could structure a transaction where less than 19.99% of your shareholders could convert their shares. For instance, could a target require that 90% of the trust be used in the merger? If so, only up to 10 percent of your shareholders could convert.

Response: The Company has revised the disclosure accordingly. Please see page 57 of Amendment No. 2.

7.

In an appropriate place in the prospectus, provide a summary of the material information contained in the report prepared for the company in connection with its initial public offering and potential follow-on merger transaction. Such information should include, at a minimum, the questions raised and issues addressed in the report, the information provided in answer to these questions and issues, any relevant analyses included in the report, and any recommendations or opinions reflected in the report. We may have further comment.

Response: We would like to clarify to the Staff that the report was not commissioned by the Company or in connection with the Company's initial public offering or follow-on merger transaction. The report is mentioned in the prospectus because the Company is familiar with the Staff’s views concerning disclosure of all actions taken by sponsors of blank check companies that could be construed as being in preparation for an acquisition transaction.

The report was commissioned by some of our founding shareholders to confirm their view that the incremental investment necessary to upgrade a small-scale refinery was economically viable in concept. It was sought by those founding shareholders as a way to help them decide whether to devote the necessary time and resources to determine how a strategy built around this concept could be executed. The report did not form the basis of the Company’s acquisition-based business plan and is not being relied on by the Company for purposes of its business plan or to pursue its strategy.

The consulting firm that undertook the study made a number of critical simplifying assumptions in order to minimize the cost of the study and the amount of information required to be gathered by the consultants. Our founding shareholders agreed to these simplifying assumptions because they were seeking solely to confirm, in broad terms, their own views about the economic viability of upgrading small-scale refineries. Given the nature of the simplifying assumptions made by the consulting firm in the preparation of this report, the lack of detailed information about any of the refineries that they screened other than what is publicly available, and the broad scope of their conclusions, we believe that disclosure of the contents of the report could be misleading to potential investors, as it could imply that the report represents an in-depth assessment of the economics of upgrading small-scale refineries or an evaluation of the Company’s specific business plan or strategy. Neither implication would be accurate. The report does not assess availability for sale of any refinery nor does it provide any valuation assessments of refineries as targets for acquisition.

John Reynolds, Assistant Director, p. 4

As a result of the report’s limited purpose and conclusions and the fact that it is not being relied upon by the Company in executing its strategy, we do not believe further detail about the report is material to investors, and indeed such detail, if disclosed, could be misleading.

8.

In the second full paragraph on page 7, and elsewhere as appropriate, include disclosure confirming that all of the funds utilized to acquire securities from the company in the private placement transactions by the founders are funds of the founders purchasing in such private placements and are not borrowed funds. We may have further comment.

Response: NTR Partners LLC did not borrow any funds in order to purchase the initial founder’s securities (comprising the initial founder’s shares, the initial founder’s warrants and the performance warrants) and NTR Investors LLC has not and will not borrow any funds in order to purchase the private placement units. As such, the Company does not believe that it is necessary or material to investors in this offering to state these facts in the disclosure.

Summary Financial Data, page 14

9.	Please explain why adjusted stockholders’ equity presented on pages 14 and 43 does not agree with the net tangible book value after the offering of $188,920,860 shown on page 42.

Response: The Company has revised the “Dilution” section to recalculate net tangible book value in a manner that reconciles with the adjusted stockholders’ equity as presented in the tables in the “Summary Financial Data” and “Capitalization” sections. The discrepancy largely reflected differing treatment of the deferred underwriters’ compensation. Please see page 41 of Amendment No. 2.

Risk Factors, page 15

10.

We note that the subheading to risk factor three addresses the risk associated with not being able to consummate a business combination. It is not clear how the disclosure in the narrative that you have obtained a report is appropriate for inclusion in the risk factor. Please revise or advise.

Response: The Company has revised the risk factor to delete the extraneous disclosure.

11.

We note your response to prior comment 13 of our letter dated August 4, 2006. Accordingly, please provide a revised warrant agreement or revise the Form to provide the risk factor requested in previous comment 13.

Response: The Company has filed the revised warrant agreement as Exhibit 4.3 to Amendment No. 2.

John Reynolds, Assistant Director, p. 5

Use of Proceeds, page 36

12.

We note the additional disclosure that you may seek loans to help aid in your search of a business combination if the rate at which the interest is paid is not sufficient to cover your expenses. Please revise to clarify if any lender would be required to sign an indemnification agreement.

Response: The Company has revised the disclosure accordingly. Please see page 37 of Amendment No. 2.

Proposed Business, page 48

13.

We note that the bulk of your disclosure relates to the potential acquisition of refineries. However, at the top of page 49, we note the mention of an alternative acquisition of technologies that allow for the removal of sulfur from crude oil. Please revise to elaborate on the possibility that you would acquire a business that “possesses and applies” such technologies.

Response: The Company has revised the disclosure accordingly. Please see pages 48-9 of Amendment No. 2.

14.

We note the disclosure on page 55 that you have not, nor has anyone on your “behalf”, contacted any potential targets. Please revise to clarify if any related party contacted potential targets in any other capacity besides as your representative.

Response: The Company has revised the disclosure accordingly. Please see pages 55 of Amendment No. 2.

15.

We note the additional disclosure on page 55 concerning the report that was commissioned prior to your formation. We also note that it provided a broad estimate of the investment needed to convert a refinery that is not able to refine heavy and sour crude oil. Please revise to elaborate on this cost so that investors can understand the risk to be assumed by investing in your company. Clarify if the offering amount and proposed credit facility was determined based on the numbers provided in the noted report.

Response: Please see the response to comment 7, and also please note that disclosure relating to the proposed credit facility has been deleted as the proposal has lapsed and related discussions have been terminated for the time being.

16.

We note the disclosure here, in risk factor 14 and elsewhere that you have received a “proposed” asset-based revolving credit facility of up to $250 million even though you have not identified any targets for consideration. In the appropriate section, please revise to discuss the information you provided to Citigroup Global Markets in seeking the proposal. Additionally, please revise to quantify the fees and interest rate that would be associated with

John Reynolds, Assistant Director, p. 6

accepting the proposal. Clarify if you are able to draw on this line of credit prior to completing a business combination.

Response: As noted above, the proposal received by the Company has lapsed and the Company has terminated all discussions regarding a proposed credit facility for the time being. The Company has therefore eliminated any discussion of this proposed financing from the disclosure.

17.

Expand your disclosure on pages 49-50 to clarify whether the company will be required to enter into a credit facility of approximately the size being discussed with Citigroup in order for the transaction contemplated by the company to be feasible. If so, discuss the requirements of such a credit facility in order to consummate the transaction and discuss whether the company has the option to obtain such funds by merely increasing the size of the offering being registered hereby and if not, why not. We may have further questions.

Response: Please see the response to comment 16.

18.

Please revise to discuss the timing of when Citigroup was selected to provide assistance to the company with respect to the credit facility, and when Citigroup was selected as an underwriter for the public entity. Additionally, discuss whether there are any specific or proposed interrelationships between the terms or documentation of the two transactions.

Response: As mentioned in our answer to comment 16, the proposal received by the Company has lapsed and the Company has terminated all discussions regarding a proposed credit facility for the time being. However, the Company approached both underwriters approximately three weeks after they had been formally selected for those roles to assess their interest in extending a financing commitment to the Company. There were no interrelationships between the terms of or documentation for the proposed credit facility and the underwriting of the initial public offering at any time.

19.

We note your response to comment 33 of our letter dated August 4, 2006. We reissue the comment. If true, please revise to clarify that the company will be required to perform its own valuation and analysis and quantify the value of any target(s) for investors’ reliance in their vote.

Response: The Company will perform its own valuations and analyses in order to determine and inform investors that the target has a fair market value of at least 80% of the balance in the trust account (excluding deferred underwriting discounts and commissions of $5 million or $5.75 million if the over-allotment option is exercised in full) at the time of the proposed business combination. The Company will not be required to perform any other valuation and analysis or otherwise quantify the value of any target(s) for investors’ reliance in their vote. The Company has revised the disclosure to make this clarification. Please see page 57 of Amendment No. 2.

John Reynolds, Assistant Director, p. 7

20.

In connection with your response to comment 33 of our letter dated August 4, 2006, we note the additional disclosure on page 58 that the board will consider “other information” in determining the value of a target. Please revise to clarify if the noted disclosure implies that you could value a target based on its potential under your plans instead of basing the valuation on the current condition of the target.

Response: The Company has revised the disclosure accordingly. Please see page 57 of Amendment No. 2.

21.

We note your disclosure on page 68 that, “As a result, we expect the claims that could be made against us to be significantly limited and believe the likelihood that any claim would result in liability extending to the trust is remote.” Please reconcile this statement with the disclosure elsewhere in the prospectus that there is no guarantee that the third parties will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account. Additionally, it appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of the company to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure throughout the prospectus, to reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of a liquidation.

Response: The Company has revised the disclosure to eliminate the inconsistent disclosure on page 68 of Amendment No. 1. Please see page 61 of Amendment No. 2.

Management, page 68

22.	We note your response to comment 41 of our letter dated August 4, 2006. It is not clear why the affiliation between Mr. Gilliam and Gilliam Enterprises is not disclosed in this section. Please advise.

Response: Mr. Gilliam’s wife is president of Gilliam Enterprises LLC and has management responsibility for that entity; Mr. Gilliam has no part in the day-to-day management of that company. In addition, any minor activity performed by Mr. Gilliam in connection with Gilliam Enterprises LLC, a small, family-owned investment vehicle, is immaterial in relation to Mr. Gilliam’s professional activities and experience. The Company therefore has not disclosed this affiliation in the “Management” section.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2122 or my colleague Carolyn J. Luxemburg at

John Reynolds, Assistant Director, p. 8

(212) 225-2418. Accounting questions may be directed to Stephen Dabney of KPMG LLP, telephone: (713) 319-2389.

Sincerely,

/s/ Raymond B. Check
Raymond B. Check, Esq.

Enclosure

cc:	Mario Rodriguez, NTR Acquisition Co.